UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 28, 2010

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX to SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended

30 June 2010, prepared as per US GAAP

US $ in lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net revenues	1,676	1,619	3,398	3,186	6,559
Cost of revenues	1,089	1,057	2,151	2,106	4,213
Gross profit	587	562	1,247	1,080	2,346
Selling, general and administrative expenses	315	278	661	572	1,243
Foreign exchange (gain)/loss, net	(43)	41	(91)	106	97
Operating income	315	243	677	402	1,006
Interest and dividend income	45	26	84	53	112
Interest expense	(1)	(4)	(6)	(11)	(15)
Interest expense reversed	—	—	—	—	28
Gain on sale of investments, net	21	84	27	86	95
Other income, net	4	6	8	10	19
Income before income taxes	384	355	790	540	1,245
Income taxes	67	68	140	104	47
Net Income	317	287	650	436	1,198
Earnings per share
- Basic	$0.24	$0.22	$0.50	$0.34	$0.93
- Diluted	$0.24	$0.22	$0.49	$0.34	$0.92
Weighted average number of common shares used in computing earnings per share
- Basic	129,562,441	128,105,795	129,407,822	128,105,403	128,254,916
- Diluted	133,835,341	128,704,643	133,518,117	128,471,603	130,241,085
Total assets	9,701	8,084	9,701	8,084	9,012
Cash and cash equivalents	675	571	675	571	635
Investments	3,991	2,934	3,991	2,934	3,842

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2

Effective 9 June 2010, Patni Americas Inc. acquired 100% equity interest in CHCS Services Inc. from one of its Insurance customer. CHCS Services Inc. is a Third Party Administrator (“TPA”) and providing services to Insurance companies. The primary purpose for the acquisition is to step into the market of TPA in the Insurance and Healthcare Sector, deliver end-to-end platform based solutions and TPA services to insurance providers’ back-office transactions. The terms of the Stock Purchase Agreement provides for the payment of consideration of $60 and an amount equal to the working capital to the selling shareholders. This transaction has been accounted using the purchase method of accounting. The purchase price of $72 has been allocated to the acquired assets and assumed liabilities based on management’s estimates.

3

In June 2010, Patni, through its wholly owned subsidiary, Patni UK, acquired from one of its customer, an existing software Intellectual Property Rights (“IPR”) which is used for education sector management in UK and Ireland. Cost of acquisition of the IPR and marketing rights amounting to $120 has been capitalized as an intangible asset and is being amortized over a period of seven years. The Company intends to increase the revenue by sale of licenses in certain geographies along with significant use in horizontals other than learning domain.

4

In June 2010, Patni Computer Systems Japan Inc. has entered into Joint Venture Agreement ( 49% stake ) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on 1st July 2010.

5

In December 2008, the Company received a demand of approximately Rs. 4,587 for the Assessment Year (A.Y.) 2003-04 including an interest demand of Rs. 2,587 ($99 including an interest demand of approximately $56) and another demand in January 2009 of approximately Rs. 11,330 for the A. Y. 2005-06 including an interest demand of approximately Rs. 4,225 ($244 including an interest demand of approximately $91). These new demands concerns the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand.

As per stay of demand order, till June 2010, the Company has paid sum of Rs. 660 ($14) for the A. Y. 2003-04 and Rs. 2,391 ($51) for the A.Y. 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and, therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately Rs. 6,302 ($136 including an interest demand of approximately $40) for A.Y. 2004-05 and Rs. 2,617 ($ 56 including an interest demand of approximately $ 30) for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A.Y. 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company, and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y.2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these demands as not tenable against the Company, and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

6	Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

7	The above summary of consolidated financial results was taken on record by the Board of Directors at its adjourned meeting held on 28 July 2010.

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2010	2009	2010	2009	2009
Exchange Rate (Rs.)	46.41	47.74	46.41	47.74	46.4
Net revenues	77,763	77,291	157,733	152,078	304,346
Cost of revenues	50,519	50,446	99,841	100,509	195,487
Gross profit	27,244	26,845	57,892	51,569	108,859
Selling, general and administrative expenses	14,607	13,290	30,669	27,286	57,665
Foreign exchange (gain)/loss, net	(1,976)	1,972	(4,189)	5,076	4,497
Operating income	14,613	11,583	31,412	19,207	46,697
Interest and dividend income	2,071	1,239	3,907	2,539	5,208
Interest expense	(27)	(194)	(252)	(525)	(693)
Interest expense reversed	—	—	—	—	1,303
Gain on sale of investments, net	966	4,002	1,245	4,071	4,393
Other income, net	211	312	367	481	879
Income before income taxes	17,834	16,942	36,679	25,773	57,787
Income taxes	3,105	3,258	6,492	4,948	2,208
Net Income	14,729	13,684	30,187	20,825	55,579
Earnings per share
- Basic	11.37	10.68	23.33	16.26	43.33
- Diluted	11.01	10.63	22.61	16.21	42.67
Total assets	450,242	385,925	450,242	385,925	418,148
Cash and cash equivalents	31,349	27,253	31,349	27,253	29,445
Investments	185,203	140,077	185,203	140,077	178,268

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
28 July 2010	Chief Executive Officer

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 June 2010, as per Indian GAAP.

Rs. in lakhs except share data

	Quarter ended 30 June				Six months ended 30 June				Year ended 31 December
	2010 (Audited)		2009 (Audited)		2010 (Audited)		2009 (Audited)		2009 (Audited)

Income
Sales and service income		76,288		77,965		154,451		155,609		314,615
Other operating income		2,577		(1,353)		5,853		(3,921)		(2,835)
		78,865		76,612		160,304		151,688		311,780

Expenditure
Personnel costs		45,389		44,403		91,009		91,197		183,573
Selling, general and administration costs		16,485		15,616		32,193		32,438		64,435
Depreciation (net of transfer from revaluation reserves)		2,908		5,408		5,771		8,290		14,208
		64,782		65,427		128,973		131,925		262,216

Profit from Operations before Other Income and Interest		14,083		11,185		31,331		19,763		49,564
Other income		2,680		5,381		4,650		6,666		11,081
Profit Before Interest		16,763		16,566		35,981		26,429		60,645

Interest costs		28		197		247		587		772
Profit from Ordinary Activities before tax		16,735		16,369		35,734		25,842		59,873

Provision for taxation	3,504		2,749		8,560		5,081		5,445
MAT credit entitlement	(1,443)	2,061	(78)	2,671	(3,204)	5,356	(729)	4,352	(4,391)	1,054
Provision for taxation - Fringe benefits		—		101		—		241		158
Net profit for the period/year		14,674		13,597		30,378		21,249		58,661

Paid up equity share capital (Face value per equity share of Rs. 2 each)		2,598		2,562		2,598		2,562		2,583

Reserves excluding revaluation reserves										350,590
Earnings per equity share of Rs.2 each
- Basic		11.33		10.61		23.47		16.59		45.74
- Diluted		10.93		10.49		22.68		16.48		44.93
Dividend per share (Face value per equity share of Rs. 2 each)										3.00

Notes:

1      The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the principles and procedures as prescribed by the Accounting Standard on Consolidated Financial Statements, mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’), the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India (‘SEBI’).

2      The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered. The amounts shown in respect of accumulated reserves comprise of the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financial statements are prepared using uniform accounting policies across the Group.

3      The subsidiaries considered in the consolidated financial statements as of 30 June 2010 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems (Czech) s.r.o, Patni Computer Systems Brasil Ltda, PCS Computer Systems Mexico SA de CV, Patni (Singapore) Pte. Ltd., Patni Computer Systems Japan Inc. and CHCS Services Inc.

4      Statement of Assets and Liabilities as of 30 June 2010

	As of 30 June
Particulars	2010	2009
Shareholders’ funds
a) Share Capital	6,132	2,703
b) Reserves and surplus	381,641	312,711
Loan funds
Secured loans	77	131
Deferred tax liability, net	884	1,543
TOTAL	388,734	317,088

Goodwill	49,566	48,753
Fixed assets, net	85,942	86,663
Investments	185,104	139,269
Deferred tax asset, net	7,974	10,083
Current assets, loans and advances
a) Sundry debtors	54,591	48,213
b) Cash and bank balances	31,377	27,402
c) Unbilled revenue	20,244	16,671
d) Loans and advances	30,079	22,106
Less: Current liabilities and provisions
a) Liabilities	46,152	50,006
b) Provisions	29,991	32,066
TOTAL	388,734	317,088

*                 Share Capital includes Share application money Rs. 72 (June 2009: Rs. 15) and Stock option outstanding Rs.3,462 (June 2009: Rs. 126)

5      Investor complaints for the quarter ended 30 June 2010:

Pending as of 1 April 2010	Received during the quarter	Disposed off during the quarter	Unresolved at the end of the quarter
—	16	16	—

6                  Statement of Utilisation of ADS Funds as of 30 June 2010:

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			9,034
2 Utilised for Capital expenditure for office facilities			43,457
3 Exchange loss			1,208
Total			53,699

7                  Total Public Shareholding*

	As of 30 June		As of 31 December
	2010	2009	2009
- Number of Shares	32,414,978	30,021,007	32,479,658
- Percentage of Shareholding	24.96%	23.43%	25.15%

*                 Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

Promoters and Promoter group Shareholding

	As of 30 June		As of 31 December
	2010	2009	2009
a) Pledge/Encumbered
— Number of shares	Nil	Nil	Nil
— Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil	Nil	Nil
— Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil	Nil
B) Non-encumbered
— Number of shares	60,091,202	61,974,202	60,091,202
— Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100.00%	100.00%	100.00%
— Percentage of shares (as a % of the total share capital of the Company)	46.26%	48.38%	46.54%

8	Paid up equity share capital does not include Rs. 72 (2009 : Rs. Nil) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

9

Effective 9 June 2010, Patni Americas Inc. acquired 100% equity interest in CHCS Services Inc. from one of its Insurance customer. CHCS Services Inc. is a Third Party Administrator (“TPA”) and providing services to Insurance companies. The primary purpose for the acquisition is to step into the market of TPA in the Insurance and Healthcare Sector, deliver end-to-end platform based solutions and TPA services to insurance providers’ back-office transactions. The terms of the Stock Purchase Agreement provides for the payment of consideration of Rs. 2,797 and an amount equal to the working capital to the selling shareholders. This transaction has been accounted using the purchase method of accounting. The excess of purchase price of Rs. 3,334 over the book value of assets and liabilities aggregating Rs. 2,149 has been accounted as goodwill.

10

In June 2010, Patni, through its wholly owned subsidiary, Patni UK, acquired from one of its customer, an existing software Intellectual Property Rights (“IPR”) which is used for education sector management in UK and Ireland. Cost of acquisition of the IPR and marketing rights amounting to Rs. 5,580 has been capitalized as an intangible asset and is being amortized over a period of seven years. The Company intends to increase the revenue by sale of licenses in certain geographies along with significant use in horizontals other than learning domain.

11

In June 2010, Patni Computer Systems Japan Inc. has entered into Joint Venture Agreement ( 49% stake ) with J R Kyushu System Solutions Inc. The Joint Venture Company J R Kyushu Patni Systems Inc. has been incorporated on 1 July 2010.

12

In December 2008, the Company received a demand of approximately Rs. 4,587 for the Assessment Year (A.Y.) 2003-04 including an interest demand of Rs. 2,586 and another demand in January 2009 of approximately Rs. 11,330 for the A.Y. 2005-06 including an interest demand of approximately Rs. 4,225. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961 (‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand. As per stay of demand order, till June 2010, the Company has paid a sum of Rs. 660 for the A. Y. 2003-04 and Rs. 2,391 for the A. Y. 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of Rs. 6,302 for A.Y. 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A. Y. 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y. 2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for BPO operations of the Company. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the IncomeTax Act, 1961. Management considers these demand as not tenable against the Company and in absence of any demand raised at this juncture, no provision is required.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

13

The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

14      Segment Information:

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 30 June 2010
Sales and service income	9,336	21,397	23,492	9,189	12,874	76,288
For the six months ended 30 June 2010
Sales and service income	18,522	44,192	47,503	18,646	25,588	154,451
Balances as at 30 June 2010
Sundry debtors	6,616	18,230	15,425	7,308	7,012	54,591
Unbilled revenue	2,327	3,982	6,784	3,124	4,026	20,244
Billings in excess of cost and estimated earnings	(161)	(255)	(747)	(108)	(835)	(2,106)
Advance from customers	(126)	(56)	(224)	(115)	(146)	(667)

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 30 June 2009
Sales and service income	10,790	23,332	21,460	10,624	11,759	77,965
For the six months ended 30 June 2009
Sales and service income	21,484	44,709	43,875	21,808	23,733	155,609
Balances as at 31 December 2009
Sundry debtors	6,269	11,734	18,475	7,924	6,495	50,897
Unbilled revenue	1,047	1,199	3,245	2,523	1,168	9,182
Billings in excess of cost and estimated earnings	(123)	(140)	(1,148)	(465)	(784)	(2,660)
Advance from customers	(152)	(26)	(216)	(115)	(37)	(546)

Industry segments of the Group comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology services (comprising product engineering). The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

15    Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

16            The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 28 July 2010.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
28 July 2010	Chief Executive Officer

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 30 June		Six months ended 30 June		Year ended 31 December
	2010	2009	2010	2009	2009

Consolidated net income as per Indian GAAP	14,674	13,597	30,378	21,249	58,661
Income taxes	(950)	332	(952)	236	(318)
Foreign currency differences	91	59	(114)	488	509
Employee retirement benefits	823	(342)	977	(962)	(419)
ESOP related Compensation Cost	(87)	(310)	(248)	(58)	(471)
Impairment of Intangibles	—	1,396	—	1,396	1,396
Business acquisition	(321)	(197)	(557)	(389)	(903)
Others	(3)	54	10	63	(4)
Total	(447)	992	(884)	774	(210)
Consolidated net income as per US GAAP	14,227	14,589	29,494	22,023	58,451

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financial statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

Audited financial results of Patni Computer Systems Limited for the quarter and six months ended 30 June 2010, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 30 June		Six months ended 30 June		Year ended 31 December
	2010	2009	2010	2009	2009
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Income
Sales and service income	45,671	42,749	91,440	83,701	173,486
Other operating income	2,038	(973)	5,521	(4,359)	(3,161)
	47,709	41,776	96,961	79,342	170,325
Expenditure
Personnel costs	21,801	19,664	43,401	38,610	81,247
Selling, general and administration costs	8,982	7,812	17,605	14,692	31,114
Depreciation (net of transfer from revaluation reserves)	2,349	2,332	4,646	4,530	9,198
	33,132	29,808	65,652	57,832	121,559

Profit from operations before Other Income and Interest	14,577	11,968	31,309	21,510	48,766
Other income	2,625	5,321	4,544	6,547	10,087
Profit before interest	17,202	17,289	35,853	28,057	58,853
Interest costs	23	118	242	403	674
Profit from Ordinary Activities before tax	17,179	17,171	35,611	27,654	58,179

Provision for taxation	3,777	2,491	8,133	4,919	8,108
MAT credit entitlement	(1,898)	(78)	(3,659)	(680)	(4,342)
Net provision for taxation	1,879	2,413	4,474	4,240	3,766
Provision for taxation - Fringe benefits	—	92	—	213	140

Net Profit for the period	15,300	14,666	31,137	23,202	54,273

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,598	2,562	2,598	2,562	2,583
Reserves excluding revaluation reserves					316,592

Earnings per equity share of Rs. 2 each
- Basic	11.81	11.45	24.06	18.11	42.32
- Diluted	11.39	11.30	23.22	17.94	41.47
Dividend per share (Face value per equity share of Rs. 2 each)	—	—	—	—	3.00

Notes :

1      Statement of Assets and Liabilities as of 30 June 2010

	As of 30 June
	2010	2009
Particulars	(Audited)	(Audited)
Shareholders’ funds
a) Share Capital	5,021	2,621
b) Reserves and Surplus	348,915	282,871
Loan funds	64	131
Deferred tax liability	884	1,543
Total	354,884	287,166
Fixed assets (Net)	71,945	76,825
Investments	234,125	185,935
Deferred tax asset, net	441	1,037
Current assets, loans and advances
a) Sundry Debtors	46,640	44,773
b) Cash and Bank balances	20,068	8,055
c) Unbilled revenue	9,546	6,245
d) Loans and Advances	23,843	14,530
Less: Current liabilities and provisions
a) Liabilities	31,445	31,476
b) Provisions	20,279	18,758
Total	354,884	287,166

*                 Share Capital includes Share application money Rs. 72 (June 2009 : Rs. 14) and Stock option outstanding Rs. 2351 (June 2009 : Rs. 44)

2      Investor complaints for the quarter ended 30 June 2010:

Pending as on 1 April 2010	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	16	16	—

Audited financial results of Patni Computer Systems Limited for the quarter and six months ended 30 June 2010, as per Indian GAAP (Standalone) (Contd.)

3                  Statement of Utilisation of ADS Funds as of 30 June 2010

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699
Deployment :
1 Held as short term investments			9,034
2 Utilised for Capital expenditure for office facilities			43,457
3 Exchange loss			1,208
Total			53,699

4                 Total Public Shareholding *

	As of 30 June		As of 31 December
	2010	2009	2009
- Number of Shares	32,414,978	30,021,007	32,479,658
- Percentage of Shareholding	24.96%	23.43%	25.15%

*                 Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders and American Depository Receipt shareholders ).

5                  Promoters and Promoter group Shareholding

	As of 30 June		As of 31 December
	2010	2009	2009
a) Pledge/Encumbered
- Number of shares	Nil	Nil	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil	Nil	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil	Nil
B) Non-encumbered
- Number of shares	60,091,202	61,974,202	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%	100%	100%
- Percentage of shares (as a % of the total share capital of the Company)	46.26%	48.38%	46.54%

6	Paid up equity share capital does not include Rs. 72 (2009 : Rs. Nil) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

7

In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,330 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,225. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act,1961 as per the earlier assessments.The Company has filed an appeal with the tax authorities for stay of demand. As per stay of demand order, till June 2010 the Company has paid sum of Rs. 660 for the Assessment Year 2003-04 and Rs. 2,391 for the Assessment year 2005-06 as such the matter is under appeal.Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of Rs. 6,302 for AY 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively.However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961.The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y.2006-07 disallowing 10A deduction of the Indian Income Tax Act,1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for BPO operations of the Company. The Company has filed the objections against the draft order before the Dispute Resolution Panel (DRP) newly set up under the IncomeTax Act, 1961. Management considers these disallowances as not tenable against the Company and in absence of any demand raised at this juncture, no provision is required.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

8

The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished w.e.f. 1 April 2009.

9	Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentations.

10	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at the adjourned meeting held on 28 July 2010.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Mr. Jeya Kumar
28 July 2010	Chief Executive Officer

Press Release

Patni’s Q2 2010 Net Income up 10.7% YoY

Mumbai, India, July 28, 2010: Patni Computer Systems Limited (Patni) today announced its financial results for the second quarter ended 30th June 2010

Performance Highlights for the quarter ended June 30,2010

•                  Revenues for the quarter at US$ 167.6 million (Rs.7,776.3 million)

•                  Down 2.8% QoQ from US$ 172.3 million (Rs.7,745.4 million)

•                  Up 3.5% YoY from US$ 161.9 million (Rs.7,729.1 million)

•                  Revenue concentration of Top 10 customers remained flat at 48.6% from 48.7% in previous quarter.

•                  Operating Income for the quarter at US$ 31.5 million (Rs.1,461.4 million)

•                  Down 13.0% QoQ from US$ 36.2 million (Rs.1,627.0 million)

•                  Up 29.8% YoY from US$ 24.3 million (Rs.1,158.3 million)

•                  Net Income for the quarter at US$ 31.7 million (Rs.1,473.0 million)

•                  Down 4.7% QoQ from US$ 33.3 million (Rs. 1,497.1 million)

•                  Up 10.7% YoY from US$ 28.7 million (Rs.1,368.5 million)

•                  EPS for the quarter at US$ 0.24  per share (US$ 0.49 per ADS).

Future Outlook:

•                  Q3 CY2010 Revenues are expected to be at US$ 176 million to US$ 177 million and Net Income (Excluding the hedging Gain/Loss) is expected to be in the range of US$ 22.5 million to US$ 23.0 million

•                  This guidance is based on constant Rupee -USD rate of Rs.46.

•                  Mark to Market foreign exchange gain during Q3 2010 is expected to be in the range of US$ 1 million based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

Management Comments

Mr.Jeya Kumar, Chief Executive Officer, said “While there is a general improvement in demand environment predictability and sustainability of growth is still challenging.  We experienced the same in current quarter as some of the projects starts were behind expected schedules in our portfolio. We are confident that our strategic investments will pay off in mid to long run with execution of differentiation in micro verticals to gain leadership in our chosen industry market segments. Inorganic efforts are expected to pick pace and will result in higher growth going forward as we remain bullish on our overall prospects to scale the business .”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, said, “Focused cost management efforts have resulted in overall improvement of margin profile for the year as we absorbed the wage increases during the quarter in line with expectations besides neutralizing forex changes with superior risk management in an otherwise constant pricing environment. Cash investments continue to be at the operating side in innovation and platform purchases in line with our strategy besides organic investments in geographical diversification”

Corporate Developments

Acquisitions and Alliances:

•                  Acquisition of CHCS services Inc, subsidiary of Universal American Corp

On June 9 2010, Patni completed the acquisition of CHCS services Inc, fully owned subsidiary of Universal American , for a consideration of USD 6 M. Through this acquisition Patni will enter Third Party Administration business as extension to its Insurance Services portfolio, significantly enhancing its existing BPO capabilities to deliver end-to-end platform based solutions.

•                  Strategic partnership with Serco Group Plc, UK

Patni enhanced its Strategic Partnership with Serco Group Plc by entering into a long term contract including purchase of Intellectual Property to provide services in Education and e learning under managed services model in UK and Ireland markets with right to sell in other select markets.

•                  Japan’s JR Kyushu and Patni sign JV pact

Patni recently announced the signing of a joint venture (JV) pact between JR Kyushu System Solutions Inc. (JRQSS), the IT systems arm of Japan’s Kyushu Railway Company. The new company christened ‘JR Kyushu Patni Systems, Inc. is a 51:49 partnership between JRQSS and Patni Japan respectively. The JV is aimed at providing high quality, cost effective IT and product engineering services to the Japanese enterprise market.

Awards & Recognition:

•                  Patni BPO receives top honors at ‘BPO Excellence Awards 2009-10’

Patni recently announced that it has received the distinguished ‘Stars of the Industry - BPO Excellence Awards’ in three categories: ‘BPO Organization of the Year,’ ‘Operational Excellence and Quality,’ and ‘Social Change Agent.’ The BPO Excellence Awards are given out each year in India by the business group ‘Stars of the Industry,’ recognizing outstanding performance and contribution of BPO players to the industry.

Certifications:

•                  Patni awarded Platinum Partner status in the Oracle® PartnerNetwork

Patni recently received the ‘Platinum partner’ status as part of the Oracle PartnerNetwork (OPN) program. This prestigious partner status recognizes Patni for its in-depth expertise and excellence in showcasing capabilities across the entire suite of Oracle solutions in areas of application development, testing and reporting.

Appointments:

•                  Patni appoints Frank Khoshnoud to head Manufacturing,Retail and Distribution business

Patni appointed Frank Khoshnoud as Senior Vice-President and Head of Manufacturing, Retail and Distribution (MRD) Industry Vertical. Frank is an industry veteran with 25 years of experience in the technology and consulting industry and joins Patni from Satyam, where he served as Senior Vice-President and Head of Global Automotive Business Group.

Financial and Operating Information

for the quarter ended June 30, 2010	July 28, 2010

(Figures in Million US$ except EPS and Share Data)

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME - US GAAP (US$ ‘000) for the quarter / period ended

	GAAP					GAAP	NON GAAP 2009
Particulars	Jun 30 2010	Jun 30 2009	YoY change %	Mar 31 2010	QoQ change %	2009 (Audited)	Extra Ordinary Items**		2009 (Excluding Extra Ordinary Items)
Revenue	167.6	161.9	3.5%	172.3	-2.8%	655.9	—		655.9
Cost of revenues	104.6	101.6	2.9%	102.2	2.3%	405.1	(1.2	)(1)	406.2
Depreciation	4.3	4.1	4.9%	4.0	5.3%	16.2	—		16.2
Gross Profit	58.7	56.2	4.4%	66.0	-11.1%	234.6	1.2		233.5
Sales and marketing expenses	14.4	12.0	20.4%	15.9	-8.9%	53.8	—		53.8
General and administrative expenses	17.1	15.9	8.0%	18.2	-5.7%	68.2	—		68.2
Provision for doubtful debts and advances	(0.1)	(0.0)	727.4%	0.6	-116.5%	2.3	—		2.3
Foreign exchange (gain) / loss, net	(4.3)	4.1	-203.1%	(4.8)	-10.7%	9.7	—		9.7
Operating income	31.5	24.3	29.8%	36.2	-13.0%	100.6	1.2	(2)	99.5
Other income / (expense), net	6.9	11.2	-38.2%	4.4	57.4%	23.9	3.0	(3)	20.9
Income before income taxes	38.4	35.5	8.3%	40.6	-5.4%	124.5	4.2	(4)	120.3
Income taxes	6.7	6.8	-2.0%	7.3	-8.4%	4.8	(17.8	)(5)	22.6
Net income/(loss)	31.7	28.7	10.7%	33.3	-4.7%	119.8	22.0	(6)	97.8
Earning per share
- Basic	$0.24	$0.22	9.5%	$0.26	-4.9%	$0.93			$0.76
- Diluted	$0.24	$0.22	6.5%	$0.25	-5.2%	$0.92			$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	129,562,441	128,105,795		129,251,485		128,254,916			128,254,916
- Diluted	133,835,341	128,704,643		133,200,892		130,241,085			130,241,085

**          Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2009 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years
(2) - Impact of 1
(3) - Due to write back of provision for interest/ penalties of earlier years
(4) - Impact of 2 and 3
(5) - Due to write back of provision for income tax of earlier years
(6) - Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter is lower than guidance at US$ 167.6 million (Rs.7,776.3 million) sequential decrease of 2.8% as compared to US$ 172.3 million (Rs.7,745.4 million). Number of active clients were 280 at quarter end as compared to 260 in Q1 2010. New clients acquisitions during the quarter were 11.

Gross Margin

Gross Margins were at 35.0% or US$ 58.7 million (Rs.2,724.4 million) against 38.3% or US$ 66.0 million (Rs.2,968.4 million) in the previous quarter. Gross Margin is lower due to negative impact of ~2.3% on account of compensation increase and 1.3 % due to planned lower utilization sequentially.

Non cash expenses were US$ 5.5 million which includes depreciation and amortization expenses of US$ 4.8 million and stock option charge of US$ 0.7 million. Corresponding expenses for Q1 were US$ 4.5 million for depreciation and amortization and US$ 0.8 million for stock option charge.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 14.4 million (Rs.670.1 million) at 8.6% as compared to US$ 15.9 million (Rs.712.7 million) at 9.2% in the previous quarter due to period cost changes.

G&A expenses during the quarter were at US$ 17.1 million (Rs.795.0 million) or 10.2% as compared to US$ 18.2 million (Rs.816.9 million) at 10.5% during the previous quarter.

Non cash expenses is US$ 3.7 million which includes depreciation and amortization expenses at US$ 2.3 million for the quarter as against US$ 2.2 million in Q1 2010 and stock option charge at US$ 1.4 million for the quarter remained unchanged as compared to previous quarter .

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange gain for the quarter were at US$ 4.3 million (Rs.197.6 million) as compared to foreign exchange gain of US$ 4.8 million (Rs.214.3 million) during the previous quarter.

The quarter end rate for debtor’s revaluation was Rs.46.4. Outstanding contracts at the end of Q2 2010 were about US$ 398.0 million which were contracted in the range of Rs.41.0 to Rs.48.0.

Operating Income

Operating Income including foreign exchange gain / loss was at US$ 31.5  million (Rs.1,461.4 million) or at 18.8% during the quarter as compared to US$ 36.2 million or at 21.0% during previous quarter due to changes in gross margin of (-) 3.3%, SGA of (+) 1.3% as above with marginal change in forex gain loss ( -) 0.2%

Other Income

For Q2 CY2010, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 4.1% or US$ 6.9 million (Rs.322.1 million) during the quarter as compared to 2.6% or US$ 4.4 million (Rs.198.2 million) during previous quarter due to better yields and booking of gains before maturity.

Profit before Tax

Based on above, Profit before tax for the quarter at 22.9% was US$ 38.4 million (Rs.1,783.5 million), as compared to US$ 40.6 million (Rs.1,825.2 million) at 23.6% during previous quarter.

Income Taxes

Income tax for the quarter was at US$ 6.7 million (Rs.310.5 million) at an effective tax rate of 17.4% during the quarter as compared to 18.0 % during previous quarter.

Net Income

Consequently, net income for the quarter is at 18.9% at US$ 31.7 million (Rs.1,473.0 million), as compared to previous quarter net income of US$ 33.3 million (Rs.1,497.1 million) at 19.3%.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 31.7 million (Rs.1,473.0 million),cash from operating activities was at US$ 35.5 million (Rs.1,648.8 million),net of changes in current assets and liabilities of US$ (-)5.7 million (Rs.263.1 million) and non cash charges of US$ 9.5 million (Rs.438.8 million)

Net cash used in investing activities was US$ 18.2 million (Rs.842.8 million). This includes routine capital expenditure of US$ 4.2 million (Rs.193.4 million),inorganic and operating assets purchases of US$ 19.0 million (Rs.880.4 million) in total , net proceeds from sale of investments of US$ 5.0 million (Rs.231.0 million).

Net cash outflow on financing activities was US$ 4.9 million (Rs.229.5 million) comprising of proceeds from common shares issued under ESOP of US$ 2.8 million (Rs.128.9 million) and payment of dividend of US$ 8.4 million (Rs. 390.8 million) and US$ 0.7 million (Rs.32.4 million) on other financing activities.

Net Revaluation loss on Cash and Cash equivalent was US$ 17.7 million (Rs. 821.5 million) million due to quarter end change in revaluation rate of Rupee from Rs.44.91 per USD in previous quarter to Rs.46.65 per USD during the current quarter end.

Over all cash and cash equivalents (including short term investments) post revaluation, were therefore at US$ 466.6 million (Rs.21,655.3 million), as compared to US$ 470.4 million (Rs.21,144.8 million) at the close of previous quarter.

Receivables at the end of Q2 2010 were at US$117.5 million (Rs. 5,454.4 million) as compared to US$ 114.3 million at the end of Q1 2010. Number of days outstanding (Including Unbilled receivables) for current quarter was 84 days as compared to 80 days in Q1 2010

Financial and Operating Results

for the quarter ended June 30, 2010

Figures in Million INR except EPS and Share Data

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Jun 30 2010	Jun 30 2009	Mar 31 2010	2009
Exchange rate$1 = INR	46.41	47.74	44.95	46.40
Revenue	7,776.3	7,729.1	7,745.4	30,434.6
Cost of revenues	4,854.5	4,851.1	4,595.5	18,795.7
Depreciation	197.4	193.5	181.5	753.1
Gross Profit	2,724.4	2,684.5	2,968.4	10,885.9
Sales and marketing expenses	670.1	572.7	712.7	2,495.0
General and administrative expenses	795.0	756.9	816.9	3,166.3
Provision for doubtful debts and advances	(4.5)	(0.6)	26.1	105.2
Foreign exchange (gain) / loss, net	(197.6)	197.2	(214.3)	449.7
Operating income	1,461.4	1,158.3	1,627.0	4,669.6
Other income / (expense), net	322.1	536.0	198.2	1,109.0
Income before income taxes	1,783.5	1,694.2	1,825.2	5,778.6
Income taxes	310.5	325.8	328.1	220.8
Net income/(loss)	1,473.0	1,368.5	1,497.1	5,557.8
Earning per share
- Basic	11.37	10.68	11.58	43.33
- Diluted	11.01	10.63	11.24	42.67
Weighted average number of common shares used in computing earnings per share
- Basic	129,562,441	128,105,795	129,251,485	128,254,916
- Diluted	133,835,341	128,704,643	133,200,892	130,241,085

Important Notes to this release:

•    Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended June 30, 2010

•    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (Patni) (BSE: 532517, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services (BFS) and insurance (I); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of around 14,000; multiple global delivery centers spread across 14 cities worldwide; 28 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 656 million for the year 2009.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2008 certified and SEI-CMMI-Dev Level 5 (V 1.2) organization. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

Financial and Operating Information

for the quarter ended June 30, 2010	July 28, 2010

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended June 30, 2010.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Fact Sheet Summary Index

2

Financial and Operating Information

for the quarter ended June 30, 2010	July 28, 2010

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME - US GAAP (US$ ‘000)  for the quarter / period ended

	GAAP					GAAP	NON GAAP 2009
Particulars	Jun 30 2010	Jun 30 2009	YoY change %	Mar 31 2010	QoQ change %	2009 (Audited)	Extra Ordinary Items**		2009 (Excluding Extra Ordinary Items)
Revenue	167,557	161,899	3.5%	172,312	-2.8%	655,918			655,918
Cost of revenues	104,601	101,615	2.9%	102,236	2.3%	405,079	(1,158	)(1)	406,237
Depreciation	4,253	4,053	4.9%	4,038	5.3%	16,230			16,230
Gross Profit	58,703	56,231	4.4%	66,038	-11.1%	234,609	1,158		233,451
Sales and marketing expenses	14,440	11,995	20.4%	15,856	-8.9%	53,770			53,770
General and administrative expenses	17,130	15,855	8.0%	18,173	-5.7%	68,240			68,240
Provision for doubtful debts and advances	(96)	(12)	727.4%	581	-116.5%	2,267			2,267
Foreign exchange (gain) / loss, net	(4,259)	4,130	-203.1%	(4,767)	-10.7%	9,693			9,693
Operating income	31,489	24,262	29.8%	36,196	-13.0%	100,639	1,158	(2)	99,481
Other income / (expense), net	6,940	11,227	-38.2%	4,409	57.4%	23,900	3,039	(3)	20,861
Income before income taxes	38,429	35,489	8.3%	40,605	-5.4%	124,539	4,197	(4)	120,342
Income taxes	6,689	6,824	-2.0%	7,299	-8.4%	4,759	(17,814	)(5)	22,573
Net income/(loss)	31,740	28,665	10.7%	33,306	-4.7%	119,780	22,011	(6)	97,769
Earning per share
- Basic	$0.24	$0.22	9.5%	$0.26	-4.9%	$0.93			$0.76
- Diluted	$0.24	$0.22	6.5%	$0.25	-5.2%	$0.92			$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	129,562,441	128,105,795		129,251,485		128,254,916			128,254,916
- Diluted	133,835,341	128,704,643		133,200,892		130,241,085			130,241,085

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2009 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

3

Financial and Operating Information

for the quarter ended June 30, 2010	July 28, 2010

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	30-Jun-10 (Unaudited)	31-Mar-10 (Unaudited)	30-Jun-09 (Unaudited)
Assets
Total current assets	660,398	666,470	516,292
Goodwill	69,331	65,504	65,966
Intangible assets, net	34,317	21,840	25,043
Property, plant, and equipment, net	137,873	144,403	151,006
Other assets	68,221	73,211	50,081
Total assets	970,139	971,428	808,389
Liabilities
Total current liabilities	112,111	109,641	134,731
Capital lease obligations excluding current installments	58	79	133
Other liabilities	53,014	49,041	39,586
Total liabilities	165,183	158,761	174,450
Total shareholders’ equity	804,957	812,667	633,939
Total liabilities & shareholders’ equity	970,139	971,428	808,389

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Jun 30 2010 (Unaudited)	Mar 31 2010 (Unaudited)	Jun 30 2009 (Unaudited)	2009 (Audited)
Net cash provided by operating activities	35,526	13,275	43,799	137,206
Net cash used in investing activities	(18,159)	(21,317)	(29,857)	(132,699)
Capital expenditure, net	(4,167)	(2,469)	(6,686)	(18,711)
Investment in securities, net	4,977	(18,848)	(23,171)	(113,987)
Payment for acquistion/intangibles	(18,969)	—	—	—
Net cash provided / (used) in financing activities	(4,945)	1,410	(7,927)	(3,150)
Others	699	(50)	(63)	(225)
Common shares issued / (Buy Back)	2,776	1,459	5	6,332
Dividend on common shares	(8,420)	0	(7,869)	(9,257)
Net increase / (decrease) in cash and equivalents	12,422	(6,633)	6,015	1,358
Effect of exchange rate changes on cash and equivalents	(3,591)	1,892	4,446	1,963
Cash and equivalents at the beginning of the period	58,718	63,459	46,625	60,138
Cash and equivalents at the end of the period	67,549	58,718	57,087	63,459

B1)CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	Jun 30 2010 (Audited)	Jun 30 2009 (Audited)	YoY Change %	Mar 31 2010 (Audited)	QoQ Change %	2009 (Audited)
Sales and service income	7,628,843	7,796,456	-2.1%	7,816,300	-2.4%	31,461,457
Other income	525,711	402,853	30.5%	501,629	4.8%	719,061
Total income	8,154,554	8,199,309	-0.5%	8,317,929	-2.0%	32,180,518
Staff costs	4,538,925	4,440,280	2.2%	4,562,003	-0.5%	18,357,288
Selling, general and administration expenses	1,939,276	2,102,422	-7.8%	1,834,087	5.7%	7,758,693
Interest	2,841	19,697	-85.6%	21,906	-87.0%	77,200
Total expenditure	6,481,042	6,562,399	-1.2%	6,417,996	1.0%	26,193,181
Net profit before tax and adjustments	1,673,512	1,636,910	2.2%	1,899,933	-11.9%	5,987,338
Provision for taxation	206,089	277,232	-25.7%	329,575	-37.5%	121,195
Profit/(loss) for the period after taxation	1,467,423	1,359,678	7.9%	1,570,358	-6.6%	5,866,142
Profit and loss account, brought forward	24,542,607	18,867,237	30.1%	22,972,249	6.8%	18,102,057
Amount available for appropriation	26,010,030	20,226,915	28.6%	24,542,607	6.0%	23,968,199
Dividend on equity shares	2,221	5	44320.0%	—	0.0%	387,383
Dividend tax	377	1	37600.0%	—	0.0%	65,836
Transfer to general reserve	—	—	0.0%	—	0.0%	542,731
Profit and loss account, carried forward	26,007,432	20,226,909	28.6%	24,542,607	6.0%	22,972,249
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	11.33	10.61	6.7%	12.15	-6.8%	45.74
- Diluted	10.93	10.49	4.1%	11.75	-7.0%	44.93
Weighted average number of common shares used in computing earnings per share
- Basic	129,562,441	128,105,795		129,251,485		128,254,916
- Diluted	134,297,615	129,577,769		133,642,520		130,560,132

4

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP   (RS. ‘000)

Particulars	30-Jun-10	31-Mar-10	30-Jun-09
Assets
Current assets, loans and advances	13,629,017	12,786,771	11,439,194
Goodwill	4,956,587	4,629,076	4,875,305
Fixed assets(Net of Depreciation)	8,594,237	8,103,057	8,666,260
Investments	18,510,382	18,644,419	13,926,908
Deferred tax asset, net	797,441	778,338	1,008,307
Total assets	46,487,664	44,941,661	39,915,974
Liabilities
Current liabilities and provisions	7,614,301	7,593,076	8,207,205
Secured loans	7,684	7,599	13,122
Deferred tax liability, net	88,359	65,820	154,303
Total liabilities	7,710,344	7,666,495	8,374,630
Total shareholders’ equity	38,777,320	37,275,166	31,541,344
Total liabilities & shareholders’ equity	46,487,664	44,941,661	39,915,974

B3)CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Jun 30 2010 (Audited)	Mar 31 2010 (Audited)	Jun 30 2009 (Audited)	2009 (Audited)

Cash flows from / (used in) operating activities (A)	1,421,123	449,134	2,048,669	6,124,977

Cash flows used in investing activities (B)	(648,186)	(802,967)	(1,332,200)	(5,895,967)

Cash flows from / (used in) from financing activities (C)	(263,901)	64,892	(383,269)	(199,718)

Effect of changes in exchange rates (D)	(8,333)	(26,651)	43,095	(8,420)

Net increase / (decrease) in cash and cash equivalents during the period (A+B+C+D)	500,703	(315,592)	376,295	20,872

Cash and cash equivalents at the beginning of the period	2,637,030	2,952,622	2,363,912	2,931,750

Cash and cash equivalents at the end of the period	3,137,732	2,637,030	2,740,207	2,952,622

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	Jun 30 2010	Jun 30 2009	Mar 31 2010	2009

Consolidated net income as per Indian GAAP	1,467,400	1,359,678	1,570,400	5,866,100
Income taxes	(95,000)	33,244	(200)	(31,800)
Foreign currency differences	9,100	5,876	(20,500)	50,900
Employee retirement benefits	82,300	(34,239)	15,400	(41,900)
ESOP related Compensation Cost	(8,700)	(31,040)	(16,100)	(47,100)
Impairment of Intangible		139,568		139,600
Amortisation of Intangibles , arising on Business acquisition	(32,100)	(19,667)	(23,600)	(90,300)
Others	(300)	5,436	1,300	(400)
Total	(44,700)	99,178	(43,700)	(21,000)

Consolidated net income as per US GAAP	1,422,700	1,458,856	1,526,700	5,845,100

5

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	Jun 30 2010	Jun 30 2009	Mar 31 2010	2009
Exchange rate$1 = INR	46.41	47.74	44.95	46.40
Revenues	7,776,338	7,729,054	7,745,434	30,434,601
Cost of revenues	4,854,533	4,851,101	4,595,495	18,795,688
Depreciation	197,376	193,494	181,529	753,060
Gross Profit	2,724,429	2,684,459	2,968,411	10,885,852
Sales and marketing expenses	670,149	572,660	712,705	2,494,951
General and administrative expenses	794,981	756,928	816,881	3,166,329
Provision for doubtful debts and advances	(4,459)	(554)	26,095	105,188
Foreign exchange (gain) / loss, net	(197,649)	197,170	(214,278)	449,749
Operating income	1,461,407	1,158,256	1,627,008	4,669,636
Other income / (expense), net	322,095	535,991	198,191	1,108,958
Income before income taxes	1,783,502	1,694,246	1,825,199	5,778,593
Income taxes	310,453	325,765	328,094	220,812
Net income/(loss)	1,473,049	1,368,481	1,497,105	5,557,781
Earning per share
- Basic	11.37	10.68	11.58	43.33
- Diluted	11.01	10.63	11.24	42.67
Weighted average number of common shares used in computing earnings per share
- Basic	129,562,441	128,105,795	129,251,485	128,254,916
- Diluted	133,835,341	128,704,643	133,200,892	130,241,085

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 30-Jun-10	As on 31-Mar-10	As on 30-Jun-09
Exchange rate$1 = INR	46.41	44.95	47.74
Assets
Total current assets	30,649,056	29,957,845	24,647,786
Goodwill	3,217,644	2,944,383	3,149,239
Intangible assets, net	1,592,637	981,689	1,195,538
Property, plant, and equipment, net	6,398,678	6,490,917	7,209,016
Other assets	3,166,155	3,290,839	2,390,889
Total assets	45,024,171	43,665,673	38,592,467
Liabilities
Total current liabilities	5,203,056	4,928,376	6,432,046
Capital lease obligations excl. installments	2,693	3,555	6,366
Other liabilities	2,460,388	2,204,371	1,889,824
Total liabilities	7,666,136	7,136,302	8,328,236
Total shareholders’ equity	37,358,034	36,529,370	30,264,231
Total liabilities & shareholders’ equity	45,024,171	43,665,673	38,592,467

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Jun 30 2010	Mar 31 2010	Jun 30 2009	2009
Exchange rate $1 = INR	46.41	44.95	47.74	46.40
Net cash provided by operating activities	1,648,773	596,725	2,090,951	6,366,367
Net cash used in investing activities	(842,763)	(958,219)	(1,425,354)	(6,157,214)
Capital expenditure, net	(193,392)	(110,999)	(319,179)	(868,202)
Investment in securities, net	230,995	(847,220)	(1,106,174)	(5,289,012)
Investment in subsidiary, net of cash acquired	(880,365)	—	—	—
Net cash provided / (used) in financing activities	(229,493)	63,360	(378,424)	(146,155)
Others	32,435	(2,246)	(3,020)	(10,448)
Common shares issued, net of expenses	128,854	65,604	256	293,800
Dividend on common shares	(390,783)	2	(375,660)	(429,507)
Net increase / (decrease) in cash and equivalents	576,517	(298,134)	287,173	62,998
Effect of exchange rate changes on cash and equivalents	(166,681)	85,026	212,249	91,080
Cash and equivalents at the beginning of the period	2,725,107	2,852,487	2,225,901	2,790,424
Cash and equivalents at the end of the period	3,134,943	2,639,379	2,725,323	2,944,503

6

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Jun 30 2010	Mar 31 2010	Jun 30 2009	2009
Americas	81.0%	79.7%	80.0%	80.1%
EMEA	12.0%	13.4%	14.2%	14.2%
APAC	7.0%	6.8%	5.8%	5.7%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Jun 30 2010	Mar 31 2010	Jun 30 2009	2009
Insurance	30.1%	29.0%	29.7%	29.7%
Manufacturing, Retail and Distribution	29.9%	30.8%	27.7%	29.0%
Financial Services	11.9%	11.7%	13.8%	12.8%
Communications,Media & Utilities	11.7%	12.2%	13.7%	13.5%
Product Engineering Services	16.4%	16.3%	15.1%	15.0%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Jun 30 2010	Mar 31 2010	Jun 30 2009	2009
Application Development & Maintenance	62.5%	64.6%	64.9%	65.2%
Package software implementation	13.2%	13.4%	13.8%	13.3%
Product Engineering Services	12.2%	12.1%	11.3%	11.2%
Infrastructure Management Services	5.4%	5.0%	4.7%	4.9%
Business Process Outsourcing	6.7%	4.9%	5.3%	5.4%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Jun 30 2010	Mar 31 2010	Jun 30 2009	2009
Time and Material	56.9%	56.4%	60.2%	59.4%
Fixed Price (including Fixed Price SLA)	43.1%	43.6%	39.8%	40.6%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	Jun 30 2010	Mar 31 2010	Jun 30 2009	2009
Top client	11.2%	11.7%	12.3%	11.9%
Top 5 Clients	35.5%	36.4%	37.2%	36.5%
Top 10 Clients	48.6%	48.7%	50.1%	49.7%
Client data
No of $1 million clients	92	92	90	92
No of $5 million clients	26	27	26	26
No of $10 million clients	14	16	17	15
No of $50 million clients	3	3	2	2
No of new clients	11	9	7	56
No. of active Clients	280	260	294	272
% of Repeat Business	94.5%	92.5%	94.5%	94.0%

E3) REVENUE MIX AND UTILIZATION

	Jun 30 2010	Mar 31 2010	Jun 30 2009	2009
Efforts
Onsite	27.4%	25.2%	27.6%	27.4%
Offshore	72.6%	74.8%	72.4%	72.6%

Revenue
Onsite	54.4%	53.2%	55.5%	55.8%
Offshore	45.6%	46.8%	44.5%	44.2%

Utilization	75.0%	79.9%	74.4%	74.9%

7

E4) EMPLOYEE METRICS

	Jun 30 2010	Mar 31 2010	Jun 30 2009	2009
Total Employees	14,893	13,959	13,780	13,995
Offshore	11,774	11,118	11,022	11,264
Onsite	3,119	2,841	2,758	2,731
Total	14,893	13,959	13,780	13,995

Total Employees
Sales & Support Staff	1,484	1,415	1,495	1,484
Net Additions	934	(36)	(760)	(899)
Attrition (LTM) excluding BPO	21.5%	17.7%	13.2%	13.7%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Jun 30, 2010)

	Operational**		Under Construction/ Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,782
Navi Mumbai	206,239	2,452
Airoli	462,845	4,458
Pune	306,020	3,276
Gandhinagar	37,014	389
Noida	501,100	3,751
Hyderabad	97,497	757
Bangalore	78,343	873
Chennai	148,000	1,192
	2,020,706	18,930	—	—

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Jun 30 2010	Mar 31 2010	Jun 30 2009
Rupee
Period end rate	46.45	44.91	47.90
Period average rate	45.61	45.89	48.74
Other Currencies (Average Rate)
AUD	0.88	0.90	0.76
EURO	1.27	1.38	1.36
GBP	1.49	1.56	1.55
YEN	0.01	0.01	0.01

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 28, 2010	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary